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                              June 21, 2021

       Matthew Kearney
       Chief Executive Officer
       Mount Rainier Acquisition Corp.
       256 W. 38th Street, 15th Floor
       New York, NY 10018

                                                        Re: Mount Rainier
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 4, 2021
                                                            File No. 333-256816

       Dear Mr. Kearney:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed June 4, 2021

       Exhibits

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the
                                                        Company agrees that any
action, proceeding or claim against it arising out of or relating in any way to the
agreement shall be brought and enforced in the courts of the State of New
                                                        York or the United
States District Court for the Southern District of New York. Please
                                                        revise your
registration statement to describe this provision, including any risks or other impacts of the
provision on investors and any uncertainty about the enforceability of the provision. In addition,
please clearly disclose whether the provision applies to actions arising under the
Securities Act or the Exchange Act. If the provision applies to Securities
                                                        Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
 Matthew Kearney
Mount Rainier Acquisition Corp.
June 21, 2021
Page 2
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at (202) 551-3483 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameMatthew Kearney
                                                             Division of
Corporation Finance
Comapany NameMount Rainier Acquisition Corp.
                                                             Office of
Technology
June 21, 2021 Page 2
cc:       Mitchell Nussbaum, Loeb & Loeb LLP
FirstName LastName